UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2006

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission File
No.

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ESURANCE INC. 401(k) PLAN
Esurance Inc.

650 Davis Street

San Francisco, CA  94111

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WHITE MOUNTAINS INSURANCE GROUP, LTD.

80 South Main Street
Hanover, New Hampshire 03755

REQUIRED INFORMATION

The following Financial Statements and Schedule for the Plan and a Written Consent of Independent Registered Public Accounting Firm are filled with, and included in, this Report as Exhibits 99(a) and 99(b) hereto, respectively, as detailed below:

99(a) Financial Statements and Schedule for the Plan consisting of:

1.             Report of Independent Registered Public Accounting Firm;

2.             Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005;

3.             Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006;

4.             Notes to Financial Statements;

5.             Schedule of Assets (Held at End of Year) as of December 31, 2006;

99(b) Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2007

Esurance Inc. 401(k) Plan

/S/ Gary Tolman
Gary Tolman
President and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

99(a)	Financial Statements and Schedule for the Plan consisting of:

1. Report of Independent Registered Public Accounting Firm;
2. Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005;
3. Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006;
4. Notes to Financial Statements;
5. Schedule of Assets (Held at End of Year) as of December 31, 2006;

99(b)	Consent of Independent Registered Public Accounting Firm